UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2021

XY Labs, Inc.

(Exact Name of Issuer as Specified in its Charter)

Delaware	46-1078182
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

1405 30th St, Suite A,

San Diego, California 92154

(Full mailing address of principal executive offices)

+1 866-200-5685

(Issuer’s telephone number, including area code)

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Unless the context indicates otherwise, as used in this Annual Report, the terms “XY,” “we,” “us,” “our” and the “Company” refer to XY Labs, Inc., a Delaware corporation, and its subsidiaries taken as a whole, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect the Company’s current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Form 1-K entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 1-K. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Item 1. BUSINESS

Overview of Our Business

The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from this technology. The Company develops, designs, and sells consumer products and applications, enterprise SaaS solutions and blockchain and cryptographic technologies and services.

In December 2017, the Company established the XYO Network. The XYO Network is a blockchain enabled, real-world information network, also called the XY Oracle Network. By using blockchain technology, geo-location information stored to the network can be used as a trustless source for geolocation and other real-world data and confirmations. The XYO Network can be utilized via both Web2 (centralized) applications and Web3 (decentralized) applications. The Company moved the further development of the XYO Network into a foundation to increase the development outside of the Company, improve access to developers and cultivate a wider interested community. The Company calls this ecosystem of protocols and components the XY Oracle Network, “XYO Network” for short.

In 2018, the Company conducted sales of its native XYO Tokens (the “XYO Tokens”), based on the Ethereum ERC20 technology, which is used within the XYO Network. In 2019, the Company focused on commercializing the XYO Network through exploratory partnerships and making products available to a broader customer base.

In February 2019, the Company launched COIN (“COIN”), an application allowing users to exchange their time, attention, and data for rewards. With COIN, users can collect and share in-app digital currency in real world locations. They can also earn additional rewards by completing micro tasks within the COIN application, which serve demand from a variety of partners. The data that is reported by our distributed network of users is validated by XYO Network technology. Users can redeem their in-app rewards for XYO Tokens, through Ethereum or Coinbase, as well as for other popular crypto assets and physical items. Paid subscriptions that unlock premium features are available to users, but the base COIN application is available at no cost via the Apple App Store and Google Play Store. The Company believes that the further development and distribution of COIN will be a key driver for the expansion of the XYO Network and the overall business going forward.

In 2021, the Company upgraded the XYO Network, making technological improvements to provide for easier developer adoption of the technology and a framework to facilitate the XYO decentralized data marketplace. This version is generally referred to as XYO 2.0 and has been used as the link to the COIN application since 2021. In the Company’s first fiscal quarter of 2022, XYO 2.0 was released to the public and is now the preferred way to integrate with the XYO Network. XYO 2.0 continues to be under active development.

The XYO Network

In December 2017, the XYO Network and its underlying protocols were established on the premise that the future of technology will rely heavily on autonomous machines and devices, thereby creating a demand for innovative products and technologies that improve user ability to trust and access data from these sources. In the field of cryptography and consensus protocols, there exists a term called an “oracle”. An oracle refers to a source of data that is accessed by a network of computers and recorded on an immutable chain of cryptographically secured blocks of software hashes. Using its existing location technologies and consumer products, the Company continues to create a data verification network that incorporates cryptographic protocols and blockchain technology.

The Company has been further developing the second full version of the XYO Network, XYO 2.0, with the intention of improving ease of integration and performance, reducing usage costs, and more actively supporting centralized solutions that also seek to access the functionality of the XYO Network. The Company continues to integrate solutions for the XYO Network and build partnerships with third parties.

COIN

In 2019, the Company introduced its COIN application (herein referred to as “COIN”). Users can access COIN on iOS and Android devices to claim digital location tiles within COIN. For claimed tiles, users collect in-app coins, which can be redeemed for a variety of items such as physical products and other crypto assets. The Company introduced paid subscriptions, offering users premium features including higher coin collection per tile, reduced cooldowns, and other features.

COIN can be used in connection with both the Bluetooth Low Energy (“BLE”) and Near-Field Communication (“NFC”) versions of the XYO Sentinel. COIN refers to these devices as eXtension devices, or SentinelX. COIN also supports the XYO BridgeX as an eXtension device, specifically for the homebase feature.

The Company has added, and will continue to add, additional data centric tasks that benefit the user by promoting lifestyle activities, such as physical and mental exercise, real-world location discovery, and additional ways to participate in the global data validation system, such as POI discovery and validation. Social interactions in, and the gamification of, COIN continue to be the focus to increase user satisfaction, utility, and engagement.

The XYO Network is the data aggregation and validation layer of COIN. The XYO Network provides fraud detection, data processing, and data validation for COIN.

XY Findables Products and Application

The Company sells XY4+ Bluetooth beacons on its website (available at www.xyfindit.com/) as well as through third party distributors. The Company provides a downloadable application (“App”) operated on iOS and Android that allows users to manage their XY4+ Bluetooth beacons and track the location of their personal items such as keys, backpacks, and pets. Features also include alerts to notify users when such items have been inadvertently left behind.

Competition

Our business spans and competes in two primary verticals:

Vertical 1: Blockchain protocol for geographical and real-world data

The Company indirectly competes against all alternative solutions for geographic and real world “oracle” information, including the growing industry of Geographic Information System companies and several other Blockchain protocols that provide location information, including Geographic Information System companies and other Blockchain protocols that provide location data. However, the Company believes that no dominant player has emerged in the sphere of blockchain protocols that combine geolocation data with blockchain immutability.

Vertical 2: COIN

The Company is not aware of any direct competitor that offers a similar location-based application that allows users to collect in-app coins that can be redeemed for other products. However, the Company is competing with other applications and platforms for user attention and engagement. One of COIN’s key competitive advantages is that users can collect in-app coins and redeem them outside COIN.

Sales and Marketing

The Company primarily sells its products directly online, either through its website, online marketplaces, or affiliate partners. COIN subscriptions and related product offerings to consumers are primarily sold through the Company’s website and in-app purchases, facilitated through the Apple Store and Google Play Store. Since early 2018, the Company has partnered with several affiliates for its XY Findit business domestically and internationally.

Risk Factors

Our operations and financial results are subject to various risks and uncertainties, including those described in, “Risk Factors” in our Offering Circular as filed on June 16, 2016, which could adversely affect our business, financial condition, results of operations, cash flows, and the trading price of our stock.

As included in our “Risk Factors” in our Offering Circular as filed on June 16, 2016, our business is subject to the risks of catastrophic events, including acts of war or terrorism or other external events. Acts of strikes, terrorism and other geo-political unrest could cause disruptions in our business and lead to interruptions, delays or loss of critical data. Specifically, financial and crypto markets may be negatively affected by the current impact of escalating military tension between Russia and Ukraine. The Company’s key manufacturing, supply and distribution partners have global operations in China. Interruptions could have a material adverse effect on the operations and development of COIN and the XYO Network. Furthermore, the occurrence of any such event in the future could have a material adverse effect on our business, which, in turn, could have a material adverse effect on our financial condition and results of operations.

Employees

As of May 2, 2022, the Company has 22 full-time employees, one part-time employee and thirty independent contractors. None of its employees are covered by a collective bargaining agreement.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion summarizes the significant factors affecting the operating results, financial condition and liquidity and cash flows of the Company for the fiscal year ended December 31, 2021. You should read this discussion together with the financial statements, related notes and other financial information included in this Annual Report on Form 1-K. Except for historical information, the matters discussed in this Management’s Discussion and Analysis of Financial Condition and Results of Operations are forward looking statements that involve risks and uncertainties, including those discussed elsewhere in this Annual Report on Form 1-K and in the Company’s other filings with the Securities and Exchange Commission, and are based upon judgments concerning various factors that are beyond its control. These risks could cause the Company’s actual results to differ materially from any future performance suggested below.

General Overview

The Company was originally organized as a Delaware limited liability company in June 2012 under the name Ength Degree LLC. On May 27, 2016, the Company converted to a Delaware corporation and changed its name to XY – The Findables Company. On November 9, 2018, the Company changed its name to XY – The Persistent Company. On May 4, 2021, the Company changed its name to XY Labs, Inc.

The Company was originally formed for building geolocation hardware and software along with online platforms to manage and integrate data from this technology. Today, the Company successfully develops, designs, and sells consumer products and applications, enterprise SaaS solutions and blockchain and cryptographic technologies and services.

Critical Accounting Policies

This “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section is based upon the Company’s financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of financial statements requires that the Company make estimates and judgments that affect the reported amounts of assets, liabilities, net sales and expenses and related disclosures. On an ongoing basis, the Company evaluates its estimates. The Company bases its estimates on historical experience, performance metrics and on various other assumptions that the Company believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results will differ from these estimates under different assumptions or conditions. Please refer to Note 2 – Summary of Significant Accounting Policies of the Financial Statements for details.

Non-GAAP Financial Measures

To supplement the Company’s financial information, which is prepared and presented in accordance with generally accepted accounting principles in the United States of America (“GAAP”), the Company uses the following non-GAAP financial measures: EBITDA and Adjusted EBITDA. Whereas EBITDA stands for Earnings Before Interest Tax Depreciation Amortization. Adjusted EBITDA is adjusted for provisional liability expenses as well as non-recurring and non-operational expenses.

The presentation of this financial information is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with GAAP. The Company introduced these non-GAAP financial measures for financial and operational decision-making and as a means to evaluate period-to-period comparisons. The Company’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain items that may not be indicative of the Company’s recurring core business operating results. The Company’s management uses its judgement to identify items it deems not indicative of the Company’s recurring core business results.

The Company realized EBITDA of $5,802,615 and a negative EBITDA $4,854,514 during the years ended December 31, 2021 and 2020, respectively. The increase in EBITDA of $10,657,129 was impacted by some non-recurring or non-operational activities. To account for those activities Management reconciles to adjusted EBITDA for improved comparison of financial performance.

The Company realized an adjusted EBITDA of $1,245,464 during the year ended December 31, 2021. In 2020, the Company realized a negative adjusted EBITDA of $1,855,727 during the year ended December 31, 2020. The increase of $3,101,191 in Adjusted EBITDA year-over-year, was driven by the Company’s increased operational performance and profitability. The Company was able to realize a margin expansion, facilitated by the Company’s growth in partnerships and growth in subscription revenue. The Company also significantly reduced its Cost of Sales with less reliance on hardware devices to drive its business. Simultaneously, the Company maintained its cost controls. Please refer to Results of Operations, and Notes to the Financial Statements for further information on the composition on of the Company’s financial results for the year ended December 31, 2021.

The following table provides a reconciliation from Net Income (Loss) to Adjusted EBITDA to:

	For the Years ended, December 31
	December 31, 2021	December 31, 2020
Net income/(loss)	5,060,163	(5,041,658)
Added:
Interest expense	14,749	72,313
Tax expense	537,528	(20,368)
Impairment expense	152,339	96,480
Depreciation expense	37,836	38,718

EBITDA	5,802,615	(4,854,514)

Added:
Provisional liabilities	1,178,607	1,013,633
Stock Option related expenses	24,161	1,797,695
Non-recurring expenses	621,661	276,348
Crypto related transaction fees	453,281	22,686
Deducted:
Non-recurring income	1,452,125	—
Divestment income	3,000,000	—
Crypto related other income	2,330,191	67,005
Other	52,546	44,570

Adjusted EBITDA	1,245,464	(1,855,727)

The Company collects and analyzes operating and financial data to evaluate the business performance. In addition to revenue, net income (loss), loss from operations, and other results under GAAP, the Company uses EBITDA and Adjusted EBITDA to assess its financial performance. The calculation of this non-GAAP financial measure may differ from similarly titled non-GAAP measures reported by other companies. These non-GAAP financial measures should not be considered in isolation from, or as substitutes for, financial information prepared in accordance with GAAP.

To reconcile from Net income and Net loss from operations to EBITDA, the Company excludes all depreciation and impairment charges. The Company does not consider them as operationally driven expenses, why they are excluded in the financial performance assessment. To reconcile to adjusted EBITDA from EBITDA, the Company excludes all expenses related to provisional liabilities, non-recurring and non-operational expenses.

While the Company acknowledges that these expenses were incurred, they are not considered by the Company to be reflective of the operational performance of the Company. Provisional liability expenses incurred to set up provisional liabilities under GAAP. Non-recurring and non-operational expenses relate to expenses that the Company did not expect to occur again or that the Company considers part of the business operations. The Company uses its judgement to identify relevant transactions.

COVID-19

The COVID-19 pandemic created significant uncertainty in the global economy. While the Company cannot determine for certain the extent to which the COVID-19 pandemic affected its business operations, the Company’s management believes that the pandemic had some adverse effects on its business, financial position, results of operations and liquidity. For example, temporary restrictions in movement of individuals due to the COVID-19 pandemic impacted the extent to which users of the Company’s COIN app could drop in-app coins in various locations and use the app to earn in-app coins and identify their geo-positioning. Nonetheless, the Company was able to successfully grow its business operations, user base and revenue in 2021 and 2020. The time frame for which disruptions related to the pandemic will continue is uncertain as is the magnitude of any adverse impacts. Management believes that any negative impacts will be temporary, but there can be no assurance of that.

Results of Operations for the years ended December 31, 2021 and 2020, respectively~~.~~

Revenues: Revenue was $13,169,782 and $7,611,273 during the years ended December 31, 2021 and 2020, respectively. Revenue increased by $5,558,509, or 73%, in 2021 compared to 2020. This increase was mainly driven by the growth in COIN application subscriptions, as well as growth in partnership revenue through the XYO Network and COIN. The Company continues to strategically invest into the growth of the XYO Network and related applications such as COIN.

Cost of Sales: Cost of Sales were $628,821 and $1,746,799 during the years ended December 31, 2021 and 2020, respectively. Cost of Sales decreased by $1,117,978, or 64%, in 2021 compared to 2020. The decreased cost of sales for 2021 was primarily due to the Company’s introduction of the NFC Sentinels version of the BLE beacon in mid-2020 and higher consumer demand for the NFC Sentinels version compared to the BLE version in 2021, as the Company’s cost per unit for the NFC version is significantly lower than that for the BLE version. This decrease also more than compensated for the increase in product costs related to COIN user redemptions for in-app coins. Further, the decrease in XY Findit related sales of XY+ beacons reduced cost of sales.

Research and Development: Expenses for Research and Development were $1,152,009 and $975,442 during the years ended December 31, 2021 and 2020, respectively. Research and Development expenses increased by $176,568, or 18%, in 2021 compared to 2020. Increased development costs are primarily driven by higher personnel expenses. The increase reflects the Company’s focus to further develop XYO interoperability, with the focus on XYO Network 2.0, as well related product integrations such as the COIN app.

Selling and Marketing: Expenses for Selling and Marketing were $7,842,100 and $4,037,486 during the years ended December 31, 2021 and 2020, respectively. Selling and Marketing expenses increased by $3,804,614, or 94%, in 2021 compared to 2020. Costs were mainly driven by online direct-to-consumer advertising as well as sales and marketing efforts with business customers.

General and Administration: Expenses for General and Administration were $5,264,328 and $5,800,001 during the years ended December 31, 2021 and 2020, respectively. General and Administration expenses decreased by $535,673, or 9%, in 2021 compared to 2020. The decrease in costs year-over-year is mainly attributable to a one-time effect of bad debt impairment of $293,984 in 2020, which did not occur in 2021.

Realized Gain: Realized gain was $7,902,352 and $109,678 for the years ended December 31, 2021 and 2020, respectively. The realized gain is mainly attributable to the Boardwalk Flock LLC divestment gain of $3,000,000, realized gains of $2,380,047 through crypto asset transactions, crypto liquidity pool fees of $1,070,087, as well as the two PPL loans forgiven accounting for $1,457,452.

Other Expenses: Other expenses were $420,096 and $54,455 during the years ended December 31, 2021, and 2020, respectively. Other expenses were mainly attributable to crypto asset related transaction fees of $453,281 in 2020, and crypto asset related transaction fees and expenses of $56,615 in 2021.

Financial Condition, Liquidity and Capital Resources

The Company’s working capital deficiency was as follows:

	As of December 31, 2021	As of December 31, 2020
Current Assets	$7,481,086	$1,454,849
Current Liabilities	$(6,807,655)	$(4,116,361)

Net Working Capital / (Deficiency)	$673,431	$(2,661,512)

Cash Flow from operating activities: Net cash generated in operating activities was $1,755,057 during the year ended December 31, 2021, and net cash used in operating activities was $1,102,445 during the year ended December 31, 2020. Net cash from operating activities increased by $2,857,502 during the years ended December 31, 2021 from 2020. The improvement in operating cash flow was mainly attributable to crypto asset related cash inflows and an operational gross margin expansion. The Company increased its COIN and partnership revenues with less reliance on the sale and distribution of physical products.

Cash Flow from investing activities: Net cash received from investing activities was $1,328,989 during the years ended December 31, 2021, versus a cash used of $32,276 during the year ended December 31, 2020. Net cash provided by investing activities increased by $ 1,361,265 during the year ended December 31, 2021 from December 31, 2020. The main driver for the year-over-year increase was the receipt of $1,500,000 for the Company’s sale of its membership stock in Boardwalk Flock LLC in 2021.

Cash Flow from financing activities: Net cash provided by financing activities was $416,830 and $1,157,553, during the years ended December 31, 2021 and 2020, respectively. Net cash provided by financing activities decreased by $740,723, during the year ended December 31, 2021 from December 31, 2020. The decrease in financing cash flow is attributable to that fact that the Company did not engage in any additional debt or equity financing in 2021. The Company continued to make principal and interest payments on its notes outstanding.

Liquidity: The Company realized a net income of $5,060,163 and a net loss of $5,041,658 during the year ended December 31, 2021, and 2020, respectively. While the Company significantly reduced its loss from operations to $1,717,477 during the year ended December 31, 2021 from $4,948,455 during the year ended December 31, 2020. The Company could continue to incur operating losses for the next year or longer as it continues to further develop its products and grows its customer base. As a result, the Company may seek additional funding for its operations in the future. This could possibly include equity or debt financings, as the Company deems necessary. If the Company fails to raise capital, such failure could have a negative impact on its financial condition and its ability to pursue its business strategies and continue operations. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern.

Loans

In August 2016, June 2017 and September 2017, the Company entered into note and warrant purchase agreements with The Frownfelter Family Trust, one of the Company’s stockholders. The notes were in the amounts of $150,000, $80,000, and $100,000, respectively, earned interest at 8% per annum and matured in 2020, 2021 and 2021, respectively. The warrants issued in conjunction with these notes allowed the stockholder to purchase up to 330,000 shares of the Company’s Class A Common Stock at $1.00 per share. These warrants expired unexercised on or before December 31, 2021. The principal balance payable on these notes was $0 as of December 31, 2021, and $35,000 as of December 31, 2020, exclusive of warrant discounts.

Off Balance Sheet Arrangements

As of December 31, 2021, and December 31, 2020, the Company had no off-balance sheet arrangements as defined in Item 303(a)(4) of Regulation S-K promulgated under the Securities Act of 1933, as amended.

Properties

Our headquarter offices are located at 1405 30th St, Suite A, San Diego, California, for which the Company entered a lease agreement commencing in March 2019. The Company extended the lease agreement in March 2022 until June 2024. The Company uses the same location as warehouse space. Monthly rent for the combined office and warehouse location is $5,789. Additionally, in May 2020 the Company entered in a sublease agreement for a San Diego downtown office space for a monthly rent of $2,400. This sublease was cancelled in September 2021 and the Company entered into a new sublease agreement for a San Diego downtown office for a monthly rent of $3,000 beginning October 2021.

Trend Information

The Company continued to strengthen its focus on the COIN business that was introduced in 2019. XYO with the support of COIN is now the Company’s main revenue driver. COIN contributed net revenues of $12,881,748 in the year ended December 31, 2021, which constitutes 98% of total net sales for the same period. This included subscriptions sales, related product offering sales and partnership revenues in connection to COIN. The Company netted $1,390,153 of actual and future COIN obligations related to users in-app coin redemptions against revenue. The Company intends to further increase its marketing and operational efforts to grow the XYO and COIN business. The application enables users to easily collect crypto assets and other products through the ability to redeem in-app coins. The Company expects that blockchain technology and related crypto assets will increase in relevance in the future, leading to a larger customer base and further engagement. The Company intends to further build out the interoperability between the XYO Network and COIN. The Company no longer follows an active business strategy on its XY Findit devices. Related XY4+ sales decreased from $849,695 to $338,621 during the year ended December 31, 2020, and 2021 respectively.

Item 3. DIRECTORS AND OFFICERS

Our directors and executive officers as of May 2, 2022 are as follows:

Name	Position	Age	Term of Office
Executive Officers:
Arie Trouw		52
	Chief Executive Officer		June 2012 - Present
	Chief Financial Officer		April 2016 - Present
	Chief Operating Officer		April 2016 - Present
	Chief Technology Officer		May 2016 - Present
Directors:
Arie Trouw	Chairman and Director	52	May 2016 - Present
Jordan Trouw	Director	24	January 2020 - Present
Gilbert Trill	Director	52	September 2020 - Present

Significant Employees: None

Executive Officers

Arie Trouw has served as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Chairman of the Company’s board of directors since it converted to a Delaware corporation in May 2016 from Ength Degree LLC, a Delaware limited liability company. Prior to such conversion, Mr. Trouw served as the Chief Executive Officer and Manager of Ength Degree LLC since September 2012. Prior to starting the Company, from June 2008 to April 2012, Mr. Trouw served as the Chairman and Chief Executive Officer of Pike Holdings Inc., a software and advertising company. From 2012 to 2015, Mr. Trouw has served as Chairman of Pike Holdings Inc. From 2007 to 2008, Mr. Trouw served as Chief Technology Officer of Tight Line Technologies LLC, a gaming data analytics and automation company. Mr. Trouw received his Bachelor of Science in Computer Science from the New York Institute of Technology.

Board of Directors

The Company’s board of directors currently consists of three directors.

Arie Trouw has served as Chairman of the board of directors since May 2016. For more information about Mr. Trouw, please see the section above entitled, “Directors and Officers – Executive Officers.”

Jordan Trouw has served as a Director since January 2020. Ms. Trouw has been working with XY professionally since 2015. Currently in the role as Head of Customer Experience. Throughout her time with the Company, she has worked with the Customer Support, Fulfillment, Social Media & Advertising, Product Strategy & Management, and Web Development Teams. She has developed numerous systems and automations across all Company segments, and deeply understands the customers XY has served over the years of the Company’s existence. Currently, Ms. Trouw works as a Marketing Manager with the Company. Ms. Trouw received her Bachelor of Arts from the University of Chicago in 2018.

Gilbert S. Trill has served as a Director since September 2020. Mr. Trill has over 26 years of federal law enforcement experience, starting his federal career in 1994 in New York City and serving in positions of progressively higher responsibility in Sacramento, California; Columbus, Ohio; Washington, DC; Kansas City, Missouri; and New Orleans, Louisiana. Mr. Trill graduated from the University of Rochester, where he received his Bachelor of Arts degree in Psychology, with a Management Certificate from the Simon School of Business in Accounting / Finance. Mr. Trill also received a Master of Business Administration, with a concentration in Accounting / Technology, from Otterbein University. Mr. Trill is also an FAA licensed private pilot.

Family Relationships

Jordan Trouw is Arie Trouw’s daughter. No other family relationships exist between any director, executive officer, person nominated or chosen to become a director or executive officer or any significant employee within the Company.

Involvement in Certain Legal Proceedings

Not applicable.

Committees of the Board of Directors

The board of directors has not established any committees, including without limitation an audit committee, compensation committee or a nominating and governance committee.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information about the compensation for the fiscal year ended December 31, 2021, of each of the Company’s three highest paid persons who were executive officers or directors during such fiscal year. No other persons who were executive officers or directors of the Company received annual compensation during the fiscal year ended December 31, 2021.

Name	Position	Cash Compensation $	Other Compensation $ (1)	Total Compensation $
Arie Trouw(2)	Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, Chief Technology Officer and Director	496,816	103	496,919
Jordan Trouw(3)	Marketing Manager and Director	226,740	607	227,347
Gilbert Trill(4)	Director	—	379	379

(1)	Relates to stock option grants under the 2016 Equity Incentive Plan, as amended.

(2)

Mr. Trouw’s cash compensation and Other Compensation (from prior stock option grants under the 2016 Equity Incentive Plan, as amended) were received in compensation for his roles as Chief Executive Officer, Chief Financial Officer, Chief Operating Officer and Chief Technology Officer. Mr. Trouw received no compensation for his role as a Director.

(3)

Ms. Trouw’s cash compensation was received in compensation for her role as Marketing Manager. Ms. Trouw received no cash compensation for her role as a Director, bur received 250,000 stock options under the 2016 Equity Incentive Plan, as amended, for her role as a Director. Ms. Trouw also received 500,000 stock options under the 2016 Equity Incentive Plan, as amended, as employment compensation.

(4)

Mr. Trill’s cash compensation was received in compensation for his role as a Director. Mr. Trill also received 250,000 stock options under the 2016 Equity Incentive Plan, as amended, for his role as a Director.

Our executive officers are reimbursed for their business expenses.

The Company may increase salaries and provide other employment benefits to its executive officers in the future in amounts to be determined by its board of directors and provided that the Company has sufficient funds. The Company expects that any future executive officers will receive compensation in the form of salary, bonus and employee benefits.

Compensation of Directors

The Company compensates directors for attendance at board meetings and reimburses its directors for reasonable expenses incurred during their service. The aggregate annual compensation of directors as a group, which group includes three (3) directors, was $724,645, and $481,841 for the years ended December 31, 2021 and 2020, respectively. There was no additional compensation paid to Arie Trouw and Jordan Trouw in connection with their duties as directors, except for the compensation they receive as part of their executive roles.

Employment Agreements

The Company has not entered into any employment agreements with its executive officers or other employees to date. The Company may enter into employment agreements with them in the future.

Equity Incentive Plan

On June 2, 2016, the board of directors and stockholders of the Company approved the 2016 Equity Incentive Plan (the “Plan”) pursuant to which stock options and other equity awards may be authorized and granted to executive officers, directors, employees, and key consultants. The Company reserved approximately 5% of its issued and outstanding common stock as of June 2, 2016, for future issuance under the Plan, as amended. In the future, the Company may issue stock options or other equity awards under the Plan, as amended, to attract and retain employees, advisors, and board members.

On March 15, 2018, the board of directors and stockholders of the Company approved an amendment to the Plan increasing the number of shares of common stock reserved for issuance under the plan to 25,000,000 shares. Stock options granted under the Plan, as amended, are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of awards granted under the Plan, as amended, vest one year after the vesting commencement date with the remainder vesting in 36 substantially equal monthly increments thereafter. The stock options generally have a term of 10 years.

Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan (the “Token Plan”), pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of XYO Tokens, and Proxy Token awards vest pursuant to a vesting schedule as determined by the board of directors.

Payments made in respect of vested Proxy Tokens will be made, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. As of December 31, 2021, the Company has recorded a liability of $0 for the outstanding Proxy Token awards.

Item 4. SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

Set forth below is information regarding the beneficial ownership of the Company’s common stock, the Company’s only outstanding capital stock, as of May 2, 2022, by (i) each person known to the Company to beneficially own more than 10% of the outstanding shares of a Class of its common stock, and (ii) all of the current directors and executive officers. The Company believes that, except as otherwise noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission.

	Class A common stock (2)		Class B common stock (3)
Name and address of beneficial owner (1)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned (4)	Number of shares of common stock beneficially owned	Percentage of common stock beneficially owned	Total percentage of Class A and Class B common stock as converted
Executive Officers and Directors:

Arie Trouw	5,130,000	13.5%	27,770,163	86.0%	46.8%
Jordan Trouw	500,000	1.3%		0.0%	0.7%
Gilbert Trill	250,000	0.7%		0.0%	0.4%
All directors and officers as a group (3 persons)	10,880,000	28.6%	27,770,163	86.0%	55.0%

10% Holders:

Markus Levin	5,000,000	13.2%		0.0%	7.1%

(1)	The address of those listed is c/o Chief Executive Officer, 1405 30th St, Suite A, San Diego, California 92154.
(2)	Based on 37,986,512 shares of Class A common stock outstanding as of May 2, 2022, assuming the exercise in full of all outstanding options to purchase shares of the Company’s Class A common stock.
(3)	Based on 32,285,900 shares of Class B common stock outstanding as of May 2, 2022.
(4)	Based on the number of shares of Class A common stock outstanding, assuming the conversion of all outstanding shares of Class B common stock to Class A common stock on a 1-for-1 basis (as of May 2, 2022) and assuming the exercise in full of the options set forth in footnote 2 above.

Item 5. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Arie Trouw subleased the San Diego downtown office to the Company from January to September 2021 for a monthly rent of $2,400. Arie Trouw is also subleasing another San Diego downtown office to the Company from October 2021 onwards for a monthly rent of $3,000 per month.

Item 6. OTHER INFORMATION

None.

Item 7. FINANCIAL STATEMENTS

PKF San Diego, LLP

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of XY Labs, Inc.

Opinion

We have audited the accompanying financial statements of XY Labs, Inc. (a Delaware corporation), which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders’ equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XY Labs, Inc. as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of XY Labs, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s significant operating losses raise substantial doubt about its ability to continue as a going concern. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

2020 Camino del Rio North, Suite 500, San Diego, CA 92108

T: (619) 238 1040    F: (619) 237 5177    E: info@pkfsandiego.com    W: www.pkfsandiego.com

PKF San Diego, LLP is a member firm of the PKF International Limited and Allinial Global families of legally independent firms and does not accept any responsibility or liability for the actions or inactions of any individual member or correspondent firm or firms.

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of XY Labs, Inc.’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about XY Labs, Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ PKF San Diego, LLP

PKF San Diego, LLP

San Diego, California

April 29, 2022

XY Labs, Inc.

BALANCE SHEETS

	As of December 31,
	2021	2020
Assets
Current assets:
Cash and cash equivalents	$3,900,933	$400,056
Receivables from payment processors	332,094	288,760
Accounts receivable	1,175,678	324,952
Note receivable	1,527,735	—
Inventory, net	544,647	441,082

Total current assets	7,481,087	1,454,849
Crypto assets	801,018	64,486
Crypto liquidity pools	46,661	—
Property and equipment, net	117,568	98,125
Right of use asset, net	31,711	95,132
Other assets	51,683	49,995

Total assets	$8,529,728	$1,762,588

Liabilities and Stockholders’ Equity/(Deficit)
Current liabilities:
Accounts payable and accrued expenses	$2,092,764	$584,883
Stock payable	1,422,050	1,442,400
Lease liability, current portion	33,684	69,131
Stockholder notes payable, current portion	—	29,137
Deferred revenue, current portion	561,462	287,136
Other current liabilities	2,697,697	1,703,674

Total current liabilities	6,807,657	4,116,361
Lease liability, net of current portion	—	33,683
Notes payable	510,458	1,507,433

Total liabilities	7,318,115	5,657,478
Commitments and contingencies (please refer to notes)
Stockholders’ equity (deficit):
Undesignated preferred stock; $0.0001 par value; 30,000,000 shares authorized, none issued or outstanding at December 31, 2021 and December 31, 2020	—	—
Class B Common Stock; $0.0001 par value; 40,000,000 shares authorized at December 31, 2021 and December 31, 2020; 32,285,900 shares issued and outstanding at December 31, 2021 and December 31, 2020	3,229	3,229
Class A Common Stock; $0.0001 par value; 60,000,000; shares authorized at December 31, 2021 and December 31, 2020; 11,946,545 shares issued and outstanding at December 31, 2021 and 11,760,375 shares issued and outstanding at December 31, 2020, respectively	1,194	1,175
Additional paid-in capital	21,744,652	21,698,330
Accumulated deficit	(20,537,462)	(25,597,624)

Total stockholders’ equity (deficit)	1,211,613	(3,894,890)

Total liabilities and stockholders’ equity (deficit)	$8,529,728	$1,762,587

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF OPERATIONS

	For the Years ended, December 31
	2021	2020
Net Sales	$13,169,782	$7,611,273
Cost of sales	(628,821)	(1,746,799)

Gross profit	12,540,961	5,864,473
Operating expenses:
Research and development	1,152,009	975,442
Selling and marketing	7,842,100	4,037,486
General and administrative	5,264,328	5,800,001

Total operating expenses	14,258,437	10,812,928

Loss from operations	(1,717,477)	(4,948,455)
Impairment expense	(152,339)	(96,480)
Realized gain	7,902,352	109,678
Interest expense, net	(14,749)	(72,313)
Other expense, net	(420,098)	(54,455)
Tax expense	(537,528)	20,368

Net income/(loss)	$5,060,162	$(5,041,658)

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/(DEFICIT)

	Class B Common Stock		Class A Common Stock		Additional paid-in Capital	Accumulated Deficit	Total stockholders’ Equity(Deficit)
	Stocks	Amount	Stocks	Amount
Balance at December 31, 2019	32,285,900	$3,229	4,225,373	$422	$19,827,774	$(20,555,966)	$(724,541)
Stock-based compensation	—	—	—	—	1,763,799	—	1,763,799
Conversion of stock payable to equity	—	—	4,025	—	32,200	—	32,200
Exercise of stock options	—	—	7,530,977	753	74,557	—	75,310
Net loss	—	—	—	—	—	(5,041,658)	(5,041,658)

Balance at December 31, 2020	32,285,900	3,229	11,760,375	1,175	21,698,330	(25,597,624)	(3,894,890)
Stock-based compensation	—	—	—	—	24,161	—	24,161
Conversion of stock payable to equity	—	—	3,200	—	20,350	—	20,350
Exercise of stock options	—	—	182,970	19	1,811	—	1,830
Net income	—	—	—	—	—	5,060,162	5,060,162

Balance at December 31, 2021	32,285,900	$3,229	11,946,545	$1,194	$21,744,652	$(20,537,462)	$1,211,613

See accompanying notes to financial statements.

XY Labs, Inc.

STATEMENTS OF CASH FLOWS

	For the Years ended, December 31
	2021	2020
Operating activities:
Net income/(loss)	$5,060,162	$(5,041,658)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	101,257	149,695
Impairment	152,339	96,481
Stock based compensation expense	24,161	1,763,799
(Gain) loss on crypto assets	(821,800)	(67,005)
Realized gain for sale of Boardwalk Flock LLC	(3,000,000)	—
PPP loan principal amount and accrued interest forgiveness	(1,457,452)	—
Discount on Stockholder notes payable	5,863	19,493
Inventory reserve	(103,564)	(47,513)
Loss on the sale of property and equipment	—	2,780
Accrued interest	(17,277)	19,842
Bad debt expense	—	289,903
Changes in assets and liabilities:
Receivables from online payment processors	(43,334)	662,120
Accounts receivable	(850,726)	(248,097)
Inventory	—	48,401
Prepaid expenses and other assets	(1,688)	134,747
Accounts payable and accrued expenses	1,507,879	103,925
Deferred revenue	274,326	186,639
Net change in operating lease liability	(69,130)	(117,546)
Other current liabilities	994,041	941,549

Net cash provided by (used in) operating activities	1,755,058	(1,102,445)

Investing activities:
Investments in crypto assets	(113,732)	(34,405)
Proceeds from the sale of investments	1,500,000	4,257
Investment into property and equipment	(57,279)	—
Proceeds from the sale of property and equipment	—	(2,128)

Net cash provided by (used in) investing activities	1,328,989	(32,276)

Financing activities:
Deferred rent deposit	—	3,100
Borrowings on notes payable	450,000	1,487,610
Stock payable (payments) proceeds, net	—	(23,197)
Pay down on Stockholders notes payable	(35,000)	(385,270)
Stock option exercised	1,830	75,310

Net cash provided by financing activities	416,830	1,157,553

Net increase in cash and cash equivalents	3,500,878	22,832
Cash and cash equivalents, beginning of year	400,056	377,225

Cash and cash equivalents, end of year	$3,900,933	$400,057

Supplemental disclosures of cash flow information:
Interest paid	$23,198	$38,738
Taxes paid	$15,244	$24,590
Supplemental disclosures of non-cash financing activities
Issuance of note receivable of sale of Boardwalk Flock LLC	$1,500,000	$—
Conversion of stock payable to equity	$20,350	$32,200

See accompanying notes to financial statements.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Description of Business

XY Labs, Inc. (the “Company”) is a corporation organized under the laws of the State of Delaware. The Company was originally formed in June 2012. In May 2016, the Company changed its name from Ength Degree, LLC to XY – the Findables Company and converted from a Delaware limited liability company to a Delaware corporation pursuant to applicable conversion statutes of the Delaware General Corporation Law. On November 9, 2018, the Company changed its name to XY – The Persistent Company. The Company changed its name to XY Labs, Inc. on May 4, 2021.

Note 2 – Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States (“U.S. GAAP”).

Use of Estimates

The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make judgments, assumptions and estimates that affect the amounts reported in its financial statements and accompanying notes. Management bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Significant estimates and assumptions reflected in the financial statements include, but are not limited to, useful lives of property and equipment, value of crypto assets, stock options and warrants issued, fair value of services received, coin liability for in-app activity, evaluation of goodwill and intangible assets for impairment and valuation of deferred tax assets. Actual results may differ from these estimates and these differences may be material.

Crypto assets

Crypto assets, including Ethereum, Bitcoin and XYO Tokens, are recorded as assets on the balance sheet. Crypto assets purchased are recorded at cost and crypto assets earned through the sale of Ethereum-based ERC20-compatible Tokens to be used via the XYO Network (the “XYO Tokens”) or other products are accounted for in connection with the Company’s revenue recognition policy disclosed below. As the Company’s native XYO Token is a self-created intangible asset with a cost basis of $0, XYO tokens are not recorded on the balance sheet, unless the Company has purchased them in an open market transaction. Purchased XYO Tokens are recorded at cost and impaired for any decline in value.

Crypto assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the crypto asset at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

During the twelve months ended December 31, 2021 and 2020, respectively, the Company expensed $152,339 and $96,480 as impairments related to crypto assets received and held. The crypto assets were impaired when the fair value exceeded the carrying value. The impairment charge was not reversed when the quoted price increased in subsequent periods.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash. The Company may maintain cash balances at what it believes are high credit-quality financial institutions. At times, balances at one financial institution may exceed federally insured limits of $250,000. The Company has not experienced any losses in such accounts nor does the Company believe it is exposed to any significant credit risk on cash and cash equivalents.

Concentrations of Customers, Vendors and Suppliers

Two vendors accounted for approximately 92% of the Company’s purchases in 2021, mostly relating to XY4+ and NFC cards in 2021. Comparatively, two vendors accounted for approximately 94% of the Company’s purchases in 2020, mostly relating to XY4+ and NFC cards. For the twelve months ended December 31, 2021, and 2020, the Company had no customer concentration. Most of all sales are made to end customers with immediate payment for purchased goods and services.

Receivables from Payment Processors, net

Receivables from online payment processors are cash due from the third-party online payment service providers for clearing transactions. The cash was paid or deposited by customers or users through these online payment agencies for services provided by the Company. The Company carefully considers and monitors the credit worthiness of the third-party payment service providers used. An allowance for doubtful accounts is recorded in the period in which a loss is determined to be probable. Receivable balances are written off when they are deemed uncollectible. Receivables from payment processors were $332,094 and $288,760 on December 31, 2021 and 2020, respectively. No allowance for doubtful accounts was provided for the receivables from online payment processors.

Inventory

Inventory is stated at the lower of cost, determined on a weighted average basis, or net realizable value and consists of purchased finished goods. Reserves are provided for slow moving and obsolete inventory, which are estimated based on a comparison of the quantity and cost of inventory on hand to management’s forecast of customer demand. Net inventory was $544,647 and $441,082 as of December 31, 2021 and 2020, respectively. There were $0 reserves for inventory at December 31, 2021 and $47,513 of reserves at December 31, 2020.

Property and Equipment

Property and equipment are recorded at cost and depreciated over the estimated useful lives of the asset (three to five years) using the straight-line method. Leasehold improvements are depreciated over the shorter of the remaining lease term or useful life of the improvement using the straight-line method. Maintenance costs are considered period costs and are expensed when incurred.

Accrued COIN Liability

COIN users can collect an in-app coin, which is redeemable for either crypto assets or physical products. The Company sets an internal price for each in-app coin, which is used to determine the USD value for which customers can redeem such coins. Users need to reach a threshold of 10,000 coins before being eligible to redeem their collected coins. The Company records a liability for accrued coins within customer accounts. The accrued COIN liability was $2,538,897 and $1,417,287 as of December 31, 2021 and 2020 respectively.

Revenue Recognition

Revenues are recognized in accordance with Accounting Standards Codification (“ASC”) 606 – Revenue from Contracts with Customers (“ASC 606”). In accordance with ASC 606, revenues are recognized when the promised goods and services are shipped to its customers. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled to receive in exchange for these services. To achieve this core principle, the Company applies the following five steps: (i) identifying the contract with a customer; (2) identifying the performance obligations in the contract; (3) determining the transaction price; (4) allocating the transaction price to performance obligations in the contract; and (5) recognizing revenue when or as the Company satisfies a performance obligation.

During the year ended December 31, 2021, the Company generated gross sales of $15,191,864 and net sales of $13,169,782. COIN related sales accounted for the virtually all sales. XYO and COIN accounted for 96% of gross sales, while XY4+ accounted for 2% of gross sales. During the year ended December 31, 2020, the Company generated gross sales of $9,428,295 and net sales of $7,611,273. XYO and COIN accounted for 79% of gross sales, while XY4+ accounted for 19% of gross sales. As of December 31, 2021 and 2020, the Company had a liability in the form of deferred revenue of $561,462 and $287,136, respectively.

Products

Revenue from the sales of XY Findit products is recognized upon delivery to website customers and upon delivery to retail store distributors net of an allowance for estimated and actual returns. Revenue from the subscription services is recognized monthly when the service is rendered. The Company allows customers to claim a refund for subscription charges under certain conditions. The allowance for sales returns is estimated based on management’s judgement using historical experience and expectation of future conditions. At December 31, 2021 and December 31, 2020, the Company set up $158,800 and $103,803, respectively, as sales and returns allowance.

Mobile Application

The Company operates a mobile application, COIN, a self-developed mobile application that lets users collect in-app coins when they move across and map and collect coins located in map tiles. Users can download the Company’s free-to-use or subscription-based application through digital storefronts such as the Google Play Store and Apple App Store. Revenue from subscriptions is recognized over the subscription term as the service is provided, which is mostly monthly, to a lesser amount semi-annually, or annual. Any payments received for usage not provided by the Company is deferred.

The Company records revenue generated from the mobile application on a gross basis as the Company acts as the principal in the mobile game arrangements under which the Company controls the specified services before they are provided to the customer. In addition, the Company is primarily responsible for fulfilling the promise to provide the user experience, track coin accumulation and payout, maintain services and has discretion in setting the price for the services to the customer.

The Company also generates revenues from advertising on its application. For a limited number of advertising network arrangements, the transaction price is determined based on a volume-tiered pricing structure, whereby the price per advertising unit in each month is determined by the number of impressions delivered in that month. However, the uncertainty concerning the number of impressions delivered is resolved at the end of each month, therefore, eliminating any uncertainty with respect to the price per advertising unit for each reporting period.

For in-application display advertisements, in-application offers, engagement advertisements and other advertisements, its performance obligation is satisfied over the life of contract (i.e., over time), with revenue being recognized as advertising units are delivered.

Sale of XYO Tokens

There is currently no specific definitive guidance under U.S. GAAP or alternative accounting frameworks to account for the production of crypto assets and management exercised significant judgement in determining appropriate accounting treatment for the recognition of revenue for the development of crypto assets. Management examined various factors surrounding the substance of the Company’s operations and the guidance in ASC 606. In the event authoritative guidance is enacted by the Financial Accounting Standards Board, the Company may be required to change its policies which could result in a change in the Company’s financial statements. The Company derives part of its revenue from the sale of XYO Tokens. In consideration for these XYO Tokens the Company received Ether or U.S. dollars, and once received, revenue is recognized.

Cost of Sales

Cost of sales includes the cost of product, packaging, inbound freight, and any other direct costs associated with receipt of goods. Other costs, including purchasing, receiving, quality control, and warehousing are classified as general and administrative expenses.

At times, the Company provides free products to its customers. These free products are recognized in cost of sales.

Warranty Costs

The Company warrants its products in line with state and federal law. Under the Company’s terms and conditions, the Company applies a “no return” policy. However, in justified cases the Company accept returns, offer exchanges and replacements of certain physical products within 60 days of purchase. The Company’s history of costs associated with any repair or replacement of product have been insignificant, and as such, the Company provides, by a current charge to cost of sales, any costs of replacement obligations for products sold. Warranty expenses were not material during the twelve months ended December 31, 2021 and 2020, respectively.

Research and Development Costs

The Company expenses research and development costs as incurred. Research and development expenses are comprised of costs incurred in performing research and development activities, including professional service costs, contracted services, license agreements and other outside costs.

Goodwill and Purchased Intangibles

The Company records intangible assets based on the fair value of the assets acquired. In determining the fair value of the assets acquired, the Company utilizes extensive accounting estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired.

All the Company’s intangible assets are subject to amortization and are amortized using the straight-line method over their estimated period of benefit. These intangible assets consist of trade names, software, podcast content and non-compete agreements.

Goodwill is recorded when the consideration paid for an acquisition exceeds the fair value of the identified net tangible and intangible assets of acquired businesses. The allocation of purchase price for acquisitions requires extensive use of accounting estimates and judgments to allocate the purchase price to the identifiable tangible and intangible assets acquired and liabilities assumed based on their respective fair values. The Company uses the discounted cash flow method to estimate the value of intangible assets acquired. Additionally, the Company determine whether an acquired entity is considered a business or a set of net assets as a portion of the purchase price can only be allocated to goodwill in a business combination.

The Company assesses goodwill and indefinite lived intangible assets for impairment using fair value measurement techniques on an annual basis during the fourth quarter of the year, or more frequently if indicators of impairment exist. When impaired, the carrying value of goodwill is written down to fair value.

The Company recorded no goodwill and intangible assets at year-end 2021 and 2020. Goodwill and intangible assets related to acquisitions had been fully impaired in 2019 (see Note 4).

Online and Offline Advertising Costs

The Company mainly uses online advertising to market its products to customers. The main online advertising platforms that the Company used in 2021 were Facebook and Google. The costs are expensed as incurred. Online advertising costs during the years ended December 31, 2021 and 2020, respectively were $7,470,845 and $3,615,769.

Stock Based Compensation

The Company accounts for stock-based compensation arrangements through the measurement and recognition of compensation expense for all option-based payment awards to employees, consultants and directors based on estimated fair values. For employees and directors, fair value is measured at the date of grant and remains constant during the vesting of the grant. For all others, fair value is measured at each date on which vesting of the grant occurs. The Company uses the Black-Scholes option valuation model to estimate the fair value of options and warrants at the date of grant. The Black-Scholes option valuation model requires the input of subjective assumptions to calculate the value of warrants and options. The Company uses comparable company data among other information to estimate the expected price volatility and the forfeitures when they occur.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for the expected future tax benefit to be derived from tax loss and credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the related temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized when the rate change is enacted. Valuation allowances are recorded to reduce deferred tax assets to the amount that will more likely than not be realized.

The Company adopted the accounting guidance for uncertainty in income taxes. The Company recognizes tax positions in the financial statements when it is more-likely-than-not the position will be sustained upon examination by the tax authorities. The Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements. The Company’s tax returns are subject to examination by the Federal taxing authorities for a period of three years from the date they are filed and a period of four years for California taxing authorities. Years open for tax examinations are 2018 through 2020.

Going Concern

During the year ended December 31, 2021, the Company realized a net income of $5,060,163. However, prior to 2021 the Company had incurred losses since its incorporation. These losses have resulted principally from costs incurred in connection with development and launch of its product, consulting fees, selling, and marketing, and general and administrative expenses. The Company may incur further operating losses for at least the next year as it focusses on product and customer base growth. As a result, the Company may seek to fund its operations through equity and/or debt financings or other sources, as it deems necessary. If the Company fails to raise capital or generate liquidity through the sale of assets, it will have a negative impact on its financial condition and its ability to pursue its business strategies. Those conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Recent Accounting Pronouncements

In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standard Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments and subsequent amendments to the initial guidance: ASU 2018-19, ASU 2019-04 and ASU 2019-05 (collectively, “Topic 326”). Topic 326 requires measurement and recognition of expected credit losses for financial assets held. Topic 326 was to be effective for reporting periods beginning after December 15, 2019, with early adoption permitted. In November 2019, the FASB issued ASU 2019-10, Financial Instruments—   Credit Losses (Topic 326), Derivatives and Hedging (Topic 815), and Leases (Topic 842) Effective Dates, which deferred the effective dates for the Company, until fiscal year 2023. The Company currently plans to adopt the guidance at the beginning of fiscal 2023. The Company is currently evaluating the potential impact of Topic 326 on the Company’s financial statements.

Subsequent events

Management has evaluated subsequent events related to the historical financial statements until May 2, 2022, the date which the financial statements were available to be issued. The Company has received the outstanding amount of the note receivable of $1,500,000 plus accrued interest of $35,507 in March 2022 related the divestment of its Boardwalk Flock LLC shareholding in 2021. In March 2022, the Company extended its lease contract for its main office until June 2024. The monthly lease due will be $6,820 for the first year and $7,059 for the second year of the extension. The Company has settled a legal dispute in April 2022, for which the Company had set up a provisional liability in 2021 (see Note 4). The Company has continued to work with tZero to allow the Company’s stock to trade on their Alternative Trading System (ATS).

Note 3 – Crypto Assets

The Company held the following crypto assets:

As of December 31, 2021

	Units	Gross balance	Impairment charge	Net balance
BTC	0.28	$455	$—	$455
ETH	29.62	125,054	17,916	107,138
LINK	149.60	4,199	1,568	2,632
UNI	70.86	1,542	539	1,003
USDC	2,352.75	74	—	74
USDT	146,980.19	2,358	—	2,358
XYO	2,243,179,769.87	846,724	159,365	687,359

		$980,406	$179,388	$801,018

As of December 31, 2020

	Units	Gross balance	Impairment charge	Net balance
Ether	29.3	$14,505	$1,279	$13,226
XYO	3,760,691,817	100,875	49,615	51,260

		$115,380	$50,894	$64,486

The Company began to use decentralized crypto liquidity pools in order to provide additional trading liquidity for its native XYO token. In order to provide trading liquidity, the Company added different crypto asset pairs, with one side always being the XYO token, into either existing liquidity pools or created new ones. The table shows the crypto assets contributed and withdrawn from liquidity pools during the year ended December 31, 2021:

	Liquidity Pool Additions Units	Liquidity Pool Withdrawals Units	Liquidity Pool Fees Collected Units
DAI	101,499.66	266,994.36	20,685.20
ETH	135.74	455.52	79.45
LINK	10,208.75	17,122.69	3,539.52
UNI	1,707.17	5,046.50	143.67
USDC	7,904.39	—	—
USDT	539,135.33	1,076,564.40	106,615.13
WBTC	2.91	8.33	0.76
WETH	7.43	—	—
XYO	784,327,169.20	396,730,706.97	19,481,498.26

The Company has realized liquidity pool related fees of $1,070,087 during the year ended December 31, 2021. The Company recognizes liquidity pools fees as realized gain at market value when the fees accrued are withdrawn from the respective pool. The Company did not use liquidity pools in 2020.

During the twelve months ended December 31, 2021, the Company recorded expense of $395,090 for goods and services paid for with crypto assets, through Ethereum and XYO Tokens. The Company recorded expensed of $468,500 for Ethereum Network transaction fees. To determine the USD equivalent for crypto asset transactions, the Company used daily market price information as published on CoinMarketCap for the respective crypto assets at the day of receipt. When the Company used crypto assets to pay for services provided, fees or exchange for USD, the difference between the then current market value and the carrying value was realized as gain. The total realized gain related to crypto assets was $1,418,902 during the year ended December 31, 2021.

The Company sold crypto assets for $1,826,844 during the year ended December 31, 2021. This included the sale of 1,350,000 USDT which the Company had exchanged as part of a service agreement. The Company subsequently sold the USDT for $1,350,596 USD and recognized an equivalent gain due to the zero-cost basis of the crypto asset sold. The total realized gain related to crypto assets was $93,823 during the year ended December 31, 2020. The Company realized additional gains related to crypto assets transactions of $979,544, resulting in a total realized gain related to crypto transactions of $2,330,141 during the year ended December 31, 2021. The total realized gain related to crypto assets was $93,823 during the year ended December 31, 2020.

The Company also exchanged multiple crypto assets during the year ended December 31, 2021. These exchanges were accounted for without any profit and loss impact, but as a change of assts based on the book value of the given crypto asset. All received assets were also monitored for impairment losses.

During the year ended December 31, 2021, the Company purchased Bitcoin and Ethereum for $113,732. If the market value of a specific crypto asset dropped below its carrying value on the balance sheet, the Company realized an impairment charge.

The Company recognized an impairment charge of $152,339 in connection to crypto assets held during the year ended December 31, 2021.

Note 4 – Goodwill and Intangible Assets

The Company acquired Parallel Holdings Inc. (publicly referred to as LayerOne) and Crypto 101 Media LLC in 2018. LayerOne was a geospatial blockchain company and Crypto 101 is a media company engaged in the business of developing, distributing and operating podcasts and other content related to cryptocurrencies, initial coin offerings and blockchain technology, which were complementary to the inhouse developed geospatial technology.

The total consideration for Parallel Holdings Inc. and Crypto 101 Media LLC was $3,165,904 and $209,575 respectively. Both acquisitions were mostly financed through the Company’s issuance of shares of Class A Common Stock to the respective sellers, Proxy Tokens, and cash. In December 2019, the Company evaluated its investment in Parallel Holdings Inc. and impaired the remaining value of all assets acquired. The Company ceased using the technology associated with LayerOne in 2019 regarding blockchain and geospatial technology.

In September 2019, the Crypto 101 assets were transferred to a separate legal entity named Boardwalk Flock LLC, in which the Company continued to hold a stake of 24.34%. As a result of the spin-out, the Company initially recorded an investment of $106,124. After an impairment in 2019, the Company impaired the remaining investment related to Boardwalk Flock LLC by $0 in 2020. In May 2021, the Company sold its Boardwalk Flock LLC membership interest (see Note 6).

The Company had already fully impaired the goodwill and intangible assets related to the LayerOne acquisition in 2019. The Company did not recognize any amortization expenses in 2021 or 2020.

	As of December 31, 2021	As of December 31, 2020
Intangible assets	$1,432,988	$1,432,988
Goodwill	1,732,916	1,732,916

	3,165,904	3,165,904
Less accumulated amortization	(519,637)	(519,637)

	2,855,842	2,855,842
Spun-out assets, net	(106,124)	(106,124)
Impairment	(2,749,718)	(2,749,718)

Goodwill and intangible assets, net	$—	$—

Note 5 – Divestment of Boardwalk Flock LLC membership interest

The 24.34% membership interest in Boardwalk Flock LLC was divested to Boardwalk Flock LLC on May 17, 2021. The total consideration was $3,000,000, of which $1,500,000 was paid to the Company as of date of signing, and the remaining balance of $1,500,000, plus accrued interest, was to be paid in 2022. As of December 31, 2021, the Company recorded a note receivable of $1,500,000 for the outstanding purchase price, plus an interest accrual of $27,734. The entire sales price of $3,000,000 was recognized as realized gain. The remaining purchase price of $1,500,000 plus accrued interest of $35,507 was received in March 2022. The Company received an additional amount of $4,981 to compensate for the incurred tax liability.

Note 6 – Property and Equipment

Property and equipment consisted of the following as of December 31, 2021 and 2020, respectively:

	As of December 31, 2021	As of December 31, 2020
Computer equipment	$187,544	$133,153
Office equipment	69,389	66,500
Furniture and fixtures	73,323	73,323

	330,256	272,976
Less accumulated depreciation	(212,687)	(174,852)

Property and equipment, net	$117,568	$98,125

Depreciation expense related to property and equipment during the years ended December 31, 2021 and 2020, respectively was $37,836 and $38,718.

Note 7 – Other Current Liabilities

Other current liabilities consisted of the following December 31, 2021 and 2020, respectively:

	As of December 31, 2021	As of December 31, 2020
Proxy token provision	$—	$118,848
Sales returns and allowances	158,800	103,803
Accrued COIN liability	2,538,897	1,417,287
Settlement Obligation	—	63,736

Total	$2,697,697	$1,703,674

Note 8 – Stock Based Compensation

2016 Equity Plan

The Company approved the 2016 Equity Incentive Plan in June 2016 and authorized the issuance of options for up to 3,025,900 shares of Class A Common Stock that may be granted to directors, employees, and key consultants. In March 2018, the Company approved an increase in authorized options for up to 25,000,000 shares of Class A Common Stock. The stock options are exercisable at no less than the fair market value of the underlying shares on the date of grant. Generally, one quarter of the stock options vest one year after the vesting commence date with the remainder vesting 1/36th per month thereafter. The stock options generally have a term of 10 years. The following table summarizes the stock option activity during the years ended December 31, 2021 and 2020, respectively:

	Number of Shares	Weighted Average Exercise Price ($)
Outstanding at December 31, 2019	16,996,140	0.95
Granted	15,320,000	0.01
Exercised	(7,388,935)	0.01
Forfeited	(11,828,724)	1.09

Outstanding at December 31, 2020	13,098,481	0.26
Granted	37,500	8.00
Exercised	(182,970)	0.01
Forfeited	(7,500)	1.07

Outstanding at December 31, 2021	12,945,511	0.28

Exercisable at December 31, 2021	12,095,094	0.74
Total vested or expected to vest	850,417	0.03

The following table summarizes unvested stock options December 31, 2021 and 2020, respectively:

	Number of Shares	Fair Value Per Share on Grant Date ($)
Non-vested at December 31, 2019	1,138,509	-
Granted	2,195,523	0.00 - 0.00
Vested	(258,299)	0.00 - 5.85
Forfeited	(908,884)	0.00 - 5.85

Non-vested at December 31, 2020	2,166,849	0.00 - 5.85
Granted	21,355	5.76 - 5.89
Vested	(1,335,416)	0.00 - 5.89
Forfeited	(2,371)	0.00 - 0.00

Non-vested at December 31, 2021	850,417	0.00 - 5.89

Total stock-based compensation (benefit) related to the issuance of stock options exercisable for shares of Class A Common Stock during the years ended December 31, 2021 and 2020 was $24,161 and $1,763,799, respectively.

The following table summarizes the assumptions used by the Company for calculating the fair value of the stock options and warrants using the Black-Scholes valuation model:

	December 31,	December 31,
	2021	2020
Stock Option assumptions:
Risk-free interest rate	1.11%	0.38% - 0.51%
Expected volatility of common stock	168%	27.9% - 196.9%
Dividend yield	0%	0%
Expected term (in years)	6.25	6.25

Note 9—XYO Proxy Token Plan

On July 31, 2018, the board of directors of the Company approved the 2018 Proxy Token Plan pursuant to which Proxy Token awards may be authorized and granted to its executive officers, directors, employees, and key consultants. The value of the Proxy Tokens is tied to the value of the Company’s native XYO Token at the time of vesting and vest pursuant to a vesting schedule as determined by the board of directors. Payments made in respect of vested Proxy Tokens will be, as determined by the board of directors, in either (i) cash equal to the value of such Proxy Tokens, or (ii) a number of XYO Tokens with a value equal to the value of such Proxy Tokens. The table below shows the Tokens issued and vested twelve months ended December 31, 2021 and 2020, respectively.

	Number of Proxy Tokens	Weighted Average Exercise Price
Outstanding at December 31, 2019	199,790,212	$0.0046
Granted	—	—
Forfeited	(145,533,318)	0.0048

Outstanding at December 31, 2020	54,256,894	$0.0043
Granted	1,430,604	0.1012
Forfeited	—	—
Exercised	(15,346,928)	0.0026

Outstanding at December 31, 2021	40,340,570	$0.0084

Exercisable at December 31, 2021	31,804,904	$0.0049
Total vested or expected to vest	8,535,666	$0.0212

In 2019, the Company issued XYO Token warrants to consultants. The warrants enable the holder to purchase XYO Tokens at a fixed price for up to 10 years. These warrants were deemed to be a form of additional compensation and an obligation, rather than equity, however, as the warrants are tied to an internally developed intangible asset, the XYO Token and no value has been ascribed to them.

As of December 31, 2021 and 2020 respectively, the Company recognized $0 and $118,848 respectively as a provisional liability from the proxy token plan. The Company derecognized the provision in 2021 and accounted for $118,848 as other income. The Company did receive $50,000 in connection to the exercise of an XYO Token award, and recognized the same amount as other income in the year ended December 31, 2021.

Note 10 – Operating Leases and Liabilities

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) which was modified by subsequently issued ASUs 2018-01, 2018-10, 2018-11 and 2018-20 (collectively the “New Lease Standard”). The New Lease Standard requires organizations that lease assets (“lessees”) to recognize the assets and liabilities of the rights and obligations created by leases with terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains dependent on its classification as a finance or operating lease.

In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842): Targeted Improvements (“ASU 2018-11”). ASU 2018-11 provided additional relief in the comparative reporting requirements for initial adoption of the New Lease Standard. Prior to ASU 2018-11, a modified retrospective transition was required for financing or operating leases existing at or entered after the beginning of the earliest comparative period presented in the financial statements. ASU 2018-11 provided an additional transition method allowing entities to initially apply the New Lease Standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption without adjustment to the financial statements for periods prior to adoption.

The Company adopted the New Lease Standard effective January 1, 2019. The Company elected to apply the current period transition approach as introduced by ASU 2018-11 and the Company elected to apply the following practical expedients and accounting policy decisions.

The Company elected a package of transition expedients, which must be elected together, that allowed the Company to forgo reassessing certain conclusions reached under ASC 840. All expedients in this package were applied together for all leases that commenced before the effective date, January 1, 2019, of the adoption of the New Lease Standard. As a result, in transitioning to the New Lease Standard, for existing leases as of January 1, 2019, the Company continued to use judgments made under ASC 840 related to embedded leases, lease classification and accounting for initial direct costs. In addition, the Company has chosen, as an accounting policy election by class of underlying asset, not to separate non-lease components from the associated lease for all its leased asset classes. The Company determined to treat lease costs with an original maturity of less than one year as short-term lease costs and did not record a right-of-use asset or related lease liability for these leases, but rather continued to record rent expense for the year ended December 31, 2021 and 2020.

Operating lease right of use assets and operating lease liabilities relating to the operating leases are as follows:

	As of December 31, 2021	As of December 31, 2020
Right of use asset	$31,711	$95,132
Lease liability	$33,684	$102,814

The weighted average discount rate used to calculate the carrying value of the right of use assets and lease liabilities was 6.8% as this was consistent with the Company’s incremental borrowing rate. The remaining right to use asset and lease liability expire in June 2022.

Rent expense during the years ended December 31, 2021 and 2020, respectively was $30,600 and $105,088. The Company also recorded $63,421 and $110,977 of amortization of right to use asset for years ended December 31, 2021and 2020, respectively.

Note 11 – Stock Issuance and Stocks Payable

During the years ended December 31, 2019, and 2018, the Company received proceeds from the sale of certain shares of Class A Common Stock. For some of these sales the Company had not surrendered documentation to its transfer agent nor issued shares as of each respective year end. In connection with the receipt of proceeds from such sales, the Company had recognized $1,422,050 and $1,442,400, in stocks payable as an obligation on the balance sheets as of December 31, 2021, and December 31, 2020, respectively. The reduction in stock payables year over year has been attributed to Common Equity.

Note 12 – Stockholders Notes Payable

In August 2016, June 2017 and September 2017, the Company entered into unsecured note and warrant purchase agreements with The Frownfelter Family Trust. The notes were in the amounts of $150,000, $80,000, and $100,000 and matured in 2020, 2021 and 2021, respectively. These notes bore interest at 8% per annum. In connection with the notes payable, the Company issued warrants to purchase up to 330,000 shares of Class A Common Stock at an exercise price of $1.00 per share. These warrants were valued at $101,087. The fair value of each warrant issued was treated as a debt discount, which will be amortized as interest expense over the life of the applicable note. The Company recognized $5,863 and $19,493 of interest expense pertaining to the amortization of the debt discount during the years ended December 31, 2021 and 2020, respectively. The principal balance payable on these notes was $0 as of December 31, 2021, as all amounts due on the notes were paid on or before March 2021.

Note 13 – Loans Payable

Paycheck Protection Program Loan – In connection with the COVID-19 pandemic, Congress passed, and the then president signed, the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”) in March 2020 which, among other things, provides relief for businesses impacted by the pandemic. The Company applied for and received a loan in the amount of $987,610 from the Paycheck Protection Program (“PPP Loan”) made available under the CARES Act in 2020. The Company applied and received an additional loan of $450,000 in April 2021. The PPP Loans are intended to offer businesses hurt by the COVID-19 pandemic economic assistance with the potential for the principal to be forgiven based on certain expenses incurred during the first 24 weeks after the issuance of the PPP Loan. The initial loan amount received of $987,610 and the related accrued interest balance of $11,716 was forgiven as of July 19, 2021. The remaining PPP Loan principle of $450,000 and accrued interest $2,798 was forgiven as of September 23, 2021. As a result, the Company reduced its PPP Loan balance by a total of $1,452,125 and recognized other income of the same amount as of December 31, 2021.

Disaster Loan – The Company also applied for and received an Economic Injury Disaster Loan (“EIDL”) and an Emergency Grant from the SBA authorized under the CARES Act. The Company received the EIDL funds in the amount of $500,000 in April 2020. EIDL proceeds may be used to cover a wide array of working capital and normal operating expenses, such as continuation to health care benefits, rent, utilities, and fixed debt payments. As of December 31, 2021, and December 31, 2020, the Company had $500,000 and $500,000 outstanding on the EIDL loan respectively. The EIDL accrues inter est at 3.75% per annum and matures 30 years after the grant date with payments due twelve months after the issuance date. The loan had not been forgiven and had $10,458 and $13,510 of accrued interest as of December 31, 2021, and December 31, 2020.

Note 14—Litigation

As of December 31, 2021, the Company had provisioned $45,000 for a patent infringement claim. This claim has been legally settled in April 2022 for a payment of $45,000. The Company has settled a dispute with Google for $5,000 in 2021, for which the Company had set up a provision of $42,000 as of December 31, 2020.

Note 15 – Stockholders’ Equity/(Deficit)

Stockholders’ Deficit

The Company authorized the issuance of 130,000,000 shares of Capital Stock, consisting of 60,000,000 shares of Class A Common Stock, $0.0001 par value per share, 40,000,000 shares of Class B Common Stock, $0.0001 par value per share, and 30,000,000 shares of undesignated preferred stock, $0.0001 par value per share. Holders of Class A Common Stock and Class B Common Stock have identical rights, including liquidation preferences, except that the holders of Class A Common Stock are entitled to one vote per share and holders of Class B Common Stock are entitled to 10 votes per share on all matters submitted for a stockholder vote.

Public Offering

The Company did not sell any shares of Class A Common Stock in 2020 or 2021.

Common Stock Warrants

In August 2016, June 2017, September 2017 and October 2017, the Company entered into note and warrant purchase agreements with The Frownfelter Family Trust. The warrants allowed the stockholders to purchase an aggregate of 632,782 shares of Class A Common Stock at a price per share of $1.00. These warrants matured in 2020 and 2021, and expired unexercised.

In February 2017, the Company entered into a secured credit agreement with a lender and issued warrants in conjunction with this borrowing allowing the purchase of 1,300,000 shares of the Company’s Class A Common Stock at a price per share of $1.00. These warrants matured in 2021, and expired unexercised.

In February 2016, the Company entered into an agreement with StartEngine Crowdfunding, Inc. (“StartEngine”) to host the Company’s public offering. The agreement provided for the issuance of a warrant to purchase 8,167 shares of Class A Common Stock based on the number of individual investors who invest through the StartEngine portal website. The warrant matured in 2021, and expired unexercised.

Note 16 – Related Party Transactions

Arie Trouw, the Company’s CEO, subleased the San Diego downtown office to XY Labs from January to September 2021 for a monthly rent of $2,400. Arie Trouw is also subleasing another San Diego downtown office to XY Labs from October 2021 onwards for a monthly rent of $3,000 per month.

Note 17 – Income Taxes

Income tax expense is calculated as follows:

	For the year ended December 31,
	2021	2020
Current
Timing Differences of Deductions	$9,753	$—
Net Operating Losses Carryforwards	527,776	20,368

	537,528	20,368
Deferred
Total deferred assets	$1,329,926	(892,622)
Less valuation allowance	188,782	(538,914)
Change in Valuation Allowance	(1,518,707)	1,431,536

Income Tax Expense	$537,528	$20,368

A reconciliation of income tax expense computed at the statutory federal income tax rate to income taxes as reflected in the financial statements is as follows:

	As of December 31, 2021	As of December 31, 2020
Federal income tax expense at statutory rate	$1,173,208	$(1,058,748)
State income tax (net of Federal benefit)	658,003	$(424,942)
Permanent differences	225,024	72,522
Effect of Federal research credits	—	—
Change in valuation allowance	$(1,518,707)	1,431,536

Total	$537,526	$20,368

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The significant components of the Company’s deferred tax assets are comprised of the following:

	As of December 31, 2021	As of December 31, 2020
Deferred tax assets:
Timing Differences of Deductions	$884,588	$861,472
Net Operating Losses Carryforwards	2,995,604	4,344,509
Tax Credit Carryforwards	1,624	185,072
Depreciation Differences	69,573	79,044

Total deferred assets	3,951,390	5,470,097
Less valuation allowance	(3,951,390)	(5,470,097)

Total	$—	$—

As of December 31, 2021, the Company had U.S. federal net operating loss carryforwards of $9,079,727, which may be available to offset future income tax liabilities and will carryforward indefinitely. As of December 31, 2021, the Company also had California state net operating loss carryforwards of $15,591,694 which may be available to offset future income tax liabilities and will expire in 2036. The valuation allowance decreased by $1,518,707 and increase by $1,431,536 during the year ended December 31, 2021, and 2020, respectively.

Under the provisions of the Internal Revenue Code, the net operating loss and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities. Net operating loss and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant Stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, respectively, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has completed financings since May 2016 which may have resulted in a change in control as defined by Sections 382 and 383 of the Internal Revenue Code or could result in a change in control in the future.

The Company will recognize interest and penalties related to uncertain tax positions in income tax expense. As of December 31, 2021, and 2020, the Company had no accrued interest or penalties related to uncertain tax positions and no amounts have been recognized in the Company’s statements of operations.

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

Item 8.	EXHIBITS

Exhibit Number	Description

2.1	Certificate of Incorporation of the Company (previously filed as Exhibit 2.1 to the initial Preliminary Offering Circular on June 17, 2016)

2.2	Certificate of Amendment of Certificate of Incorporation of the Company (Name Change) (previously filed as Exhibit 2.2 to the Form 1-A on December 10, 2018)

2.3	Certificate of Amendment of Certificate of Incorporation of the Company (previously filed as Exhibit 2.3 to the Form 1-SA on September 28, 2021)

2.4	Bylaws of the Company, as currently in effect (previously filed as Exhibit 2.2 to the initial Preliminary Offering Circular on June 17, 2016)

4.1	Form of Subscription Agreement (previously filed as Exhibit 4.1 to the Semiannual Report on Form 1-SA on September 21, 2017)

4.2	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust dated August 12, 2016 (previously filed as Exhibit 4.2 to the second amended Preliminary Offering Circular on September 21, 2016)

6.1	2016 Equity Incentive Plan (previously filed as Exhibit 6.1 to the initial Preliminary Offering Circular on June 17, 2016)

6.2	Stock Purchase Agreement by and between the Company and Craig and Susanna Frownfelter dated June 9, 2016 (previously filed as Exhibit 6.3 to the Annual Report on Form 1-K on April 27, 2017)

6.3	2017 Bonus Incentive Compensation Plan (previously filed as Exhibit 6.3 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.4	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.4 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.5	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated June 23, 2017 (previously filed as Exhibit 6.5 to the Semiannual Report on Form 1-SA on September 21, 2017)

6.6	Credit Agreement, dated February 28, 2017, by and between XY – the Findables Company and CRIM, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 3, 2017)

6.7	Transfer Agent and Registrar Agreement, dated March 13, 2017, by and between XY – the Findables Company and VStock Transfer, LLC (previously filed as Exhibit 6.1 to the Current Report on Form 1-U on March 17, 2017)

6.8	Promissory Note by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.8 to the Form 1-A on October 26, 2017)

6.9	Class A Common Stock Warrant by and between the Company and The Frownfelter Family Trust UAD 5/11/2015 dated September 25, 2017 (previously filed as Exhibit 6.9 to the Form 1-A on October 26, 2017)

6.10	Class A Common Stock Warrant by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.10 to the Form 1-A on March 19, 2018)

6.11	Promissory Note by and between the Company and Arie Trouw dated October 4, 2017 (previously filed as Exhibit 6.11 to the Form 1-A on March 19, 2018)

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

6.12	Registered Transfer Agent Agreement by and between the Company and FundAmerica Stock Transfer, LLC dated September 2, 2016 (previously filed as Exhibit 6.3 to the second amended Preliminary Offering Circular on September 21, 2016)

6.13	Technology Services Agreement by and between the Company and FundAmerica, LLC dated September 2, 2016 (previously filed as Exhibit 6.4 to the second amended Preliminary Offering Circular on September 21, 2016)

7.1	Asset Purchase Agreement, dated July 6, 2018, by and among the Company, Parallel Holding Company Inc., Kevin Weiler, Graham McBain and LayerOne Acquisition LLC (previously filed as Exhibit 7.1 to the Current Report on Form 1-U on July 12, 2018)

8.1	Escrow Services Agreement by and between the Company and Provident Trust Group, LLC dated September 7, 2016 (previously filed as Exhibit 8.1 to the second amended Preliminary Offering Circular on September 21, 2016)

11.1	Consent of PKF San Diego, LLP

XY Labs, Inc.

NOTES TO THE FINANCIAL STATEMENTS

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XY Labs, Inc.

By:	/s/ Arie Trouw
Name:	Arie Trouw
Title:	Chairman and Chief Executive Officer
Date:	May 2, 2022

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Arie Trouw, his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this report, and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Arie Trouw	Chief Executive Officer and Director	May 2, 2022
Arie Trouw

/s/ Arie Trouw	Chief Financial Officer	May 2, 2022
Arie Trouw